Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS (UNAUDITED)

CONSOLIDATED HIGHLIGHTS – THIRD QUARTER 2021

●	Completed $378 million IPO on the NYSE on October 14, 2021
●	Revenue increased 8.7% (or 11.8% organically) to $401 million. The third quarter of 2020 was positively impacted by a one-time revenue catch-up of $13.1 million
●	Loss for the period was $30 million
●	Adjusted EBITDA was $220 million, and Adjusted EBITDA margin was 54.9%
●	Cash from operations was $206 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $74 million

London, United Kingdom, November 16, 2021. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count, today reported financial results for the third quarter ended September 30, 2021.

Sam Darwish, IHS Towers Chief Executive Officer, stated, “I am delighted to be reporting our first set of results as a public company and am pleased with our financial and operational performance, which met our expectations. Today, we are the fourth largest independent multinational tower company and the only such company focused solely on emerging markets, where our critical infrastructure helps connect underserved communities to bridge the digital divide.

Our global tower count now stands at more than 30,500, which is almost 3,000 more than last year as a result of our acquisitions in Latam earlier this year and our new build program there. In Nigeria, we are rolling out fiber connectivity, as well as our rural telephony offering which is connecting some of the most remote communities.

We continue to enhance our revenue through investments in ancillary telecom infrastructure technologies such as small cells, DAS and fiber and are excited about the imminent closure of the TIM fiber transaction. Our diversification strategy remains an important focus, as evidenced by the TIM fiber transaction and our entry last month into Egypt through a licensed partnership. Together, these transactions continue our focus on attractive growth markets, while reducing our risk premium, demonstrating IHS’ continued commitment to the African and Latam continents and illustrating the types of exciting digital infrastructure opportunities available to us in the emerging markets.

As a newly listed company on the New York Stock Exchange, delivering strong organic and inorganic growth, we look forward to the future and are satisfied with the results we have announced today.”

RESULTS FOR THE THIRD QUARTER

The table below sets forth select unaudited financial results for the quarters ended September 30, 2021 and September 30, 2020:

	Three months ended
	Sept 30,	Sept 30,
	2021	2020
	$’000	$’000

Revenue	400,547	368,325
Loss for the period	(30,447)	(20,022)
Adjusted EBITDA(1)	219,718	229,415
Cash from operations	205,672	210,155
RLFCF(1)	73,575	81,955

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures.

During the third quarter of 2021, revenue was $400.5 million compared to $368.3 million for the third quarter of 2020, an increase of $32.2 million, or 8.7%. The third quarter of 2020 was positively impacted by a one-time revenue catch-up of $13.1 million driven by retrospective currency-related amendments to contracts with MTN Nigeria Communications PLC. Organic growth was $43.6 million, or 11.8%. Organic growth was driven primarily by escalations, lease amendments and foreign exchange resets, as well as new sites and new colocations. Aggregate inorganic revenue was $6.8 million for the three month period ended September 30, 2021. The increases in organic and the value of inorganic revenue in the period were partially offset by a negative 4.9% movement in foreign exchange rates of $18.2 million.

Loss for the period was $30.4 million for the third quarter of 2021 compared to $20.0 million for the third quarter of 2020. The increase in loss for the period reflects the aggregate impact of the positive one-time revenue catch-up of $13.1 million in the third quarter of 2020, and year-on-year increases in cost of sales and administrative expenses resulting from incremental costs associated with our transition to public company status and also higher power generation costs. It is also impacted by an increase in the impairment of property, plant and equipment and prepaid land rent primarily resulting from a year-on-year increase of $37.8 million in our Nigeria segment. This year-on-year increase is mainly driven by the rationalization program agreed with a key customer which resulted in the impairment of the related towers and related prepaid land rent in the current year period.

Adjusted EBITDA was $219.7 million for the third quarter of 2021 compared to $229.4 million, for the third quarter of 2020. Adjusted EBITDA margin for the third quarter of 2021 was 54.9%. The decrease in Adjusted EBITDA primarily reflects the aggregate impact of the positive one-time revenue catch-up of $13.1 million in the third quarter of 2020, and year-on-year increases in cost of sales and administrative expenses resulting from incremental costs associated with our transition to public company status and also higher power generation costs.

Cash from operations and RLFCF for the third quarter of 2021 were $205.7 million and $73.6 million, respectively, compared to $210.2 million and $82.0 million, respectively, for the third quarter of 2020.

The year-on-year decreases in cash from operations and RLFCF result primarily from the aggregate impact of the positive one-time revenue catch-up of $13.1 million in the third quarter of 2020 and the year-on-year increases in cost of sales and administrative expenses, as a result of incremental costs associated with our transition to public company status, and also higher power generation costs.

INVESTING ACTIVITIES

During the third quarter of 2021, capital expenditure was $81.6 million compared to $61.0 million for the third quarter of 2020. The increase is primarily driven by the Nigeria segment - an increase in augmentation capital expenditure of $17.1 million, and an increase in capital expenditure for new sites of $18.0 million, partially offset by a decrease in maintenance capital expenditure of $8.1 million, and a decrease in other capital expenditure of $8.5 million, year-on-year for the three month period ended September 30, 2021.

On May 5, 2021, the Company signed agreements with TIM S.A. (“TIM”) to acquire a controlling interest in FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), which will include select TIM fiber assets and provide fiber optic infrastructure services as an Open Fiber Network Service Provider. Under the agreements, IHS Towers will, through one of its Brazilian subsidiaries, own a 51% stake and TIM the remaining 49%. This transaction is expected to close imminently.

FINANCING ACTIVITIES AND LIQUIDITY

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2021.

The Group ended the third quarter of 2021 with $2,523 million of total debt and $501 million of cash and cash equivalents.

IHS Holding Revolving Credit Facility: IHS Holding Limited entered into an amendment and restatement agreement dated June 2, 2021 with Citibank Europe Plc, UK Branch as facility agent, or the RCF Amendment and Restatement Agreement, which amended and restated the $225 million revolving credit facility agreement dated March 30, 2020. The commitments under the Restated IHS Holding Revolving Credit Facility were subsequently increased to $270 million, pursuant to an increase confirmation entered into by IHS Holding Limited and RMB International (Mauritius Limited) on July 23, 2021, and a further increase confirmation between IHS Holding Limited and the Royal Bank of Canada that became effective on October 14, 2021. The Restated IHS Holding Revolving Credit Facility will terminate in March 2023 unless further extended in accordance with its terms for successive 12-month periods up to and including March 2025. As of September 30, 2021, the Restated IHS Holding Revolving Credit Facility was undrawn and had $245 million in available borrowing capacity, which could be increased to up to $300 million.

IHS Holding Bridge Facility: IHS Holding Limited entered into a $500 million bridge facility agreement dated August 10, 2021, or the IHS Holding Bridge Facility. The IHS Holding Bridge Facility will terminate 12 months from its signing date, unless extended for a period of six months after the original termination date on the request of IHS Holding Limited.

IHS Netherlands Holdco B.V. Notes: On September 18, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025 (the “2025 Notes”), and $800 million of 8.0% Senior Notes due 2027 (the “2027 Notes”, and, together with the 2025 Notes, the “Notes”). The 2025 Notes mature on March 18, 2025, and the 2027 Notes mature on September 18, 2027. On July 31, 2020, IHS Netherlands Holdco B.V. issued an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes, resulting in an aggregate principal amount of $510 million of 2025 Notes and $940 million of 2027 Notes. The Notes are guaranteed by IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited.

Senior Credit Facilities: IHS Netherlands Holdco B.V., IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an amendment and restatement agreement dated September 29, 2021 with Ecobank Nigeria Limited as agent, or the Senior Credit Facilities Amendment and Restatement Agreement, which amended and restated the facilities agreement dated September 3, 2019 to align with the amendments to the indenture governing the Notes (as defined above) issued by IHS Netherlands Holdco B.V., as set forth in a consent solicitation statement dated June 14, 2021, and to add IHS Holding Limited as a guarantor. This facility was fully drawn down in 2019.

Conference Call

IHS will host a conference call on November 16th, 2021 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 664 1960 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call passcode is 794473.

A webcast replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

About IHS

IHS is one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count, with more than 30,500 towers across nine markets. IHS continues to explore opportunities to grow and develop its existing positions and offerings in Brazil, Cameroon, Colombia, Côte d’Ivoire, Kuwait, Nigeria, Peru, Rwanda and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Forward-Looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, equity compensation, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this press release are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	foreign exchange risks and/or ability to access US Dollars in our markets;
●	regional or global health pandemic, including COVID-19;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of colocations and lease amendments on our towers and construct new sites;
●	failure or under performance of third-party contractors;
●	increases in operating expenses, including increased costs for diesel;
●	failure renew or extend our ground leases, or protect our rights to access and operate our towers or other telecommunications infrastructure assets;
●	loss of customers;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure;
●	an increase in competition in the telecommunications tower infrastructure industry;
●	our failure to integrate recent or future acquisitions;
●	loss of any of the senior management team and/or key employees;

●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	violations of anti-corruption laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	failure to achieve shareholder support to invest in growth opportunities;
●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed “Risk Factors” in our prospectus, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021 (the “Prospectus”).

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Three months period		Nine months period
	ended		ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Revenue	400,547	368,325	1,164,116	1,032,422
Cost of sales	(272,984)	(199,415)	(673,024)	(635,264)
Administrative expenses	(72,829)	(58,394)	(226,076)	(180,779)
Reversal of loss allowance/(loss allowance) on trade receivables	994	(1,371)	37,614	(2,712)
Other income	56	12	7,112	3,370
Operating profit	55,784	109,157	309,742	217,037
Finance income	4,748	22	22,030	13,165
Finance costs	(63,448)	(96,647)	(218,069)	(473,864)
(Loss)/profit before income tax	(2,916)	12,532	113,703	(243,662)
Income tax expense	(27,531)	(32,554)	(67,544)	(129,250)
(Loss)/profit for the period	(30,447)	(20,022)	46,159	(372,912)
(Loss)/profit attributable to:
Owners of the Company	(30,022)	(19,973)	47,301	(372,470)
Non‑controlling interests	(425)	(49)	(1,142)	(442)
(Loss)/profit for the period	(30,447)	(20,022)	46,159	(372,912)
(Loss)/income per share—basic $	(0.10)	(0.07)	0.16	(1.27)
(Loss)/income per share—diluted $	(0.10)	(0.07)	0.15	(1.27)

Other comprehensive income:
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income	—	(2)	—	(2)
Exchange differences on translation of foreign operations	(55,186)	16,211	(39,130)	27,767
Other comprehensive (loss)/income for the period, net of taxes	(55,186)	16,209	(39,130)	27,765
Total comprehensive (loss)/income for the period	(85,633)	(3,813)	7,029	(345,147)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(85,197)	(3,824)	8,012	(344,626)
Non‑controlling interests	(436)	11	(983)	(521)
Total comprehensive (loss)/income for the period	(85,633)	(3,813)	7,029	(345,147)

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

	September 30,	December 31,
	2021	2020
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	1,482,062	1,438,040
Right of use assets	522,705	468,130
Goodwill	727,364	656,256
Other intangible assets	726,398	690,841
Fair value through other comprehensive income financial assets	10	8
Deferred income tax assets	17,802	13,443
Derivative financial instrument assets	152,993	155,196
Trade and other receivables	59,766	36,409
	3,689,100	3,458,323
Current assets
Inventories	38,841	49,222
Income tax receivable	296	—
Derivative financial instrument assets	—	27,495
Trade and other receivables	340,824	327,187
Cash and cash equivalents	501,491	585,416
	881,452	989,320
Total assets	4,570,552	4,447,643
LIABILITIES
Current liabilities
Trade and other payables	461,894	409,493
Provisions for other liabilities and charges	298	3,797
Derivative financial instrument liabilities	10,253	7,285
Income tax payable	66,242	48,703
Borrowings	189,228	186,119
Lease liabilities	27,364	28,246
	755,279	683,643
Non‑current liabilities
Trade and other payables	214	9,565
Borrowings	1,956,843	2,017,090
Lease liabilities	349,694	286,501
Provisions for other liabilities and charges	68,454	49,469
Deferred income tax liabilities	199,531	177,184
	2,574,736	2,539,809
Total liabilities	3,330,015	3,223,452
EQUITY
Stated capital	4,530,870	4,530,870
Accumulated losses	(2,788,089)	(2,835,390)
Other reserves	(516,088)	(485,505)
Equity attributable to owners of the Company	1,226,693	1,209,975
Non‑controlling interest	13,844	14,216
Total equity	1,240,537	1,224,191
Total liabilities and equity	4,570,552	4,447,643

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2020	4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	—	—	—	—	14,195	14,195
Share‑based payment expense	—	—	6,325	6,325	—	6,325
Total transactions with owners of the company	—	—	6,325	6,325	14,195	20,520
Loss for the period	—	(372,470)	—	(372,470)	(442)	(372,912)
Other comprehensive income/(loss)	—	—	27,844	27,844	(79)	27,765
Total comprehensive (loss)/income	—	(372,470)	27,844	(344,626)	(521)	(345,147)
Balance at Sept 30, 2020	4,530,870	(2,885,866)	(552,986)	1,092,018	13,674	1,105,692
Balance at January 1, 2021
	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	—	—	—	—	611	611
Share‑based payment expense	—	—	8,706	8,706	—	8,706
Total transactions with owners of the company	—	—	8,706	8,706	611	9,317
Profit/(loss) for the period	—	47,301	—	47,301	(1,142)	46,159
Other comprehensive (loss)/income	—	—	(39,289)	(39,289)	159	(39,130)
Total comprehensive income/ (loss)	—	47,301	(39,289)	8,012	(983)	7,029
Balance at Sept 30, 2021	4,530,870	(2,788,089)	(516,088)	1,226,693	13,844	1,240,537

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	205,672	210,155	597,890	517,086
Income taxes paid	(4,780)	(8,950)	(24,166)	(12,826)
Payment for rent	(2,177)	(930)	(5,365)	(2,589)
Refund/(payment) for tower and tower equipment decommissioning	194	(21)	(55)	(26)
Net cash generated from operating activities	198,909	200,254	568,304	501,645
Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress	(56,503)	(28,236)	(133,748)	(67,441)
Purchase of property, plant and equipment—others	(2,427)	(2,061)	(10,603)	(5,464)
Payment in advance for property, plant and equipment	(22,251)	(30,447)	(106,543)	(89,352)
Purchase of software and licenses	(420)	(274)	(977)	(1,678)
Consideration paid on business combinations, net of cash acquired	—	(4,656)	(178,873)	(535,366)
Proceeds from disposal of property, plant and equipment	394	685	3,769	1,926
Insurance claims received	2,196	13	13,978	2,597
Interest income received	1,971	969	4,323	4,143
Net cash used in investing activities	(77,040)	(64,007)	(408,674)	(690,635)
Cash flows from financing activities
Bank loans received	8,754	194,955	87,488	227,787
Bank loans repaid	(46,200)	(16,208)	(106,738)	(89,402)
Fees on loans and derivative instruments	(8,693)	(3,072)	(16,788)	(8,125)
Interest paid	(70,050)	(67,011)	(143,398)	(155,316)
Payment for the principal of lease liabilities	(14,574)	(8,944)	(41,845)	(28,424)
Interest paid for lease liabilities	(8,199)	(6,433)	(22,915)	(13,581)
Initial margin (deposited)/ received on non‑deliverable forwards	(1,895)	2,388	16,867	(28,863)
(Losses)/gains received on non‑deliverable forwards	(2,160)	3,630	38,044	3,967
Net cash (used in)/generated from financing activities	(143,017)	99,305	(189,285)	(91,957)
Net (decrease)/increase in cash and cash equivalents	(21,148)	235,552	(29,655)	(280,947)
Cash and cash equivalents at beginning of period	541,644	359,080	585,416	898,802
Effect of movements in exchange rates on cash	(19,005)	(14,501)	(54,270)	(37,724)
Cash and cash equivalents at end of period	501,491	580,131	501,491	580,131

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, and Recurring Levered Free Cash Flow (“RLFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/ (loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF are useful to investors because they are also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non- discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF are unaudited and have not been prepared in accordance with IFRS.

RLFCF are not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF have limitations as analytical tools, and you should not consider these in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from unaudited (loss)/profit for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is (loss)/profit for the three months and nine months ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$'000	$'000	$'000	$'000

(Loss)/profit	(30,447)	(20,022)	46,159	(372,912)
Adjustments:
Income tax expense	27,531	32,554	67,544	129,250
Finance costs(a)	63,448	96,647	218,069	473,864
Finance income(a)	(4,748)	(22)	(22,030)	(13,165)
Depreciation and amortization	99,255	96,847	283,180	317,871
Impairment of withholding tax receivables(b)	11,714	10,748	44,398	25,405
Business combination transaction costs	3,139	121	9,087	11,438
Impairment of property, plant and equipment and related prepaid land rent(c)	41,556	3,462	44,369	16,669
Reversal of provision for decommissioning costs	(2,671)	—	(2,671)	—
Net loss/(profit) on sale of assets	(94)	292	(1,632)	(246)
Share-based payment (credit)/expense(d)	4,286	(467)	8,968	6,324
Insurance claims(e)	(35)	(12)	(5,437)	(2,597)
Listing costs	2,624	8,963	6,659	12,134
Other costs(f)	4,160	304	14,353	305
Other income(g)	—	—	(1,269)	—
Adjusted EBITDA	219,718	229,415	709,747	604,340
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended September 30, 2021 included non-recurring professional costs related to financing of $4.2 million and aborted transaction costs recoveries of $0.1 million. Other costs for the three months ended September 30, 2020 related to aborted transactions costs. Other costs for the nine months ended September 30, 2021 included non-recurring professional costs related to financing of $13.5 million and aborted transaction costs of $0.9 million. Other costs for the nine months ended September 30, 2020 related to aborted transaction costs.
(g)	Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

Reconciliation from unaudited cash from operations to RLFCF

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months and nine months ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$'000	$'000	$'000	$'000

Cash from operations	205,672	210,155	597,890	517,086
Net movement in working capital	5,183	13,928	51,637	69,013
Reversal of loss allowance/(loss allowance) on trade receivables	994	(1,371)	37,614	(2,712)
Impairment of inventory	—	—	176	—
Income taxes paid	(4,780)	(8,950)	(24,166)	(12,826)
Revenue withholding tax(a)	(24,957)	(22,477)	(82,799)	(69,307)
Lease payments made	(24,950)	(16,307)	(70,125)	(44,594)
Net interest paid(b)	(68,079)	(66,042)	(139,075)	(151,173)
Business combination costs	3,139	121	9,087	11,438
Listing costs	2,624	8,963	6,659	12,134
Other non-operating expenses(c)	4,160	304	14,353	305
Other income(d)	—	—	(1,269)	—
Maintenance capital expenditure(e)	(25,011)	(36,095)	(80,747)	(100,567)
Corporate capital expenditures(f)	(420)	(274)	(977)	(1,678)
RLFCF	73,575	81,955	318,258	227,119
(a)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended September 30, 2021 included non-recurring professional costs related to financing of $4.2 million and aborted transaction costs recoveries of $0.1 million. Other costs for the three months ended September 30, 2020 related to aborted transactions costs. Other costs for the nine months ended September 30, 2021 included non-recurring professional costs related to financing of $13.5 million and aborted transaction costs of $0.9 million. Other costs for the nine months ended September 30, 2020 related to aborted transaction costs.
(d)	Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.
(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.